UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On or about August 8, 2012, Allot Communications Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for the Annual Meeting of Shareholders to be held on September 12, 2012, in Israel. A copy of the proxy statement is also available on the Company’s website at www.allot.com.

A copy of the proxy statement is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Donna Rahav
Donna Rahav Deputy General Counsel

August 8, 2012

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit Number	Description

99.1	Proxy statement for the Annual Meeting of Shareholders of the Company to be held September 12, 2012.